Exhibit 99.77D

Policies with respect to security investments


The Board of Trustees of First Investors Life Series Funds (the "Life Series Trust") approved a change in the name of First Investors Life Series High Yield Fund, a series of the Life Series Trust, to First Investors Fund For Income (the "Fund For Income"); the name change was effective December 17, 2012. Prior to December 17, 2012, the Fund For Income had a policy of investing, under normal circumstances, at least 80% of its net assets in high yield, below investment grade corporate bonds, commonly known as "junk bonds" (those rated below Baa by Moody's Investors Service, Inc. or below BBB by Standard & Poor's Ratings Services). In connection with the name change, effective December 17, 2012, the Fund For Income eliminated this
80% investment policy.

The Board of Trustees of the Life Series Trust approved a change in the name of First Investors Life Series Value Fund, a series of the Life Series Trust, to First Investors Life Series Equity Income Fund (the "Equity Income Fund"); the name change was effective September 4, 2012. In connection with this name change, the Board of Trustees also approved a new policy for the Equity Income Fund to invest, under normal circumstances, at least 80% of its net assets (including any borrowings for investment purposes) in equities. The Board of Trustees also approved a policy that the Equity Income Fund will provide shareholders with at least 60 days' notice before changing this 80% policy.